KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

October 15, 2015
British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Securities Commission - Securities Division
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island, Office of the Attorney General Securities Division
New Brunswick, Securities Administration Branch
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Westport Innovations Inc. (the “Corporation”)
Please be advised that, in connection with National Instrument 51‑102 - Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation’s Notice of Change of Auditors dated for reference October 1, 2015 and, based on our knowledge at this time, are in agreement with the information contained in items (1), (2) and (4), and with respect to item (3) have no basis to agree or disagree.
Sincerely,
/s/ KPMG LLP
Chartered Professional Accountants
cc:    Westport Innovations Inc.
    Ashoka Achuthan, Chief Financial Officer

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.